April 25, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller, Esq.

Re:	Raser Technologies, Inc.
Registration Statement on Form S-3, File No. 333-149257
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, Commission File No. 333-149257 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 14, 2008.

In addition to 82,924 shares of outstanding common stock, the Registration Statement related to outstanding warrants to purchase 3,700,000 shares of the Registrant’s common stock and the shares issuable upon exercise of those warrants. In light of discussions with the staff of the Commission regarding the contingencies associated with the vesting of the warrants, the Registrant has determined not to proceed at this time with the registration of the warrants and the shares of common stock for public resale as contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably possible. If you have any questions regarding this application for withdrawal, please contact Reed W. Topham, Esq., of Stoel Rives LLP, legal counsel to the Registrant, at (801) 578-6918.

Sincerely,

Raser Technologies, Inc.

By:	/s/ Martin F. Petersen
Martin F. Petersen, Chief Financial Officer

5152 North Edgewood Drive	Suite 375	Provo, UT 84604
Phone 1-801-765-1200	Toll Free 1-888-81-POWER	Fax 1-801-374-3314